Exhibit 10.17

EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”), made effective as of February 27, 2023, is entered into by and between Starz Entertainment, LLC, a Colorado limited liability company (“Employer”), and Alison Hoffman (“Executive”).

Employer desires to employ Executive, and Executive desires to be employed with Employer, under the terms and conditions set forth herein. Certain capitalized terms used in this Agreement have the meanings set forth in Section 9.

NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. Employment; Term; Duties

1.1 Employment. Upon the terms and conditions hereinafter set forth, Employer hereby employs Executive, and Executive hereby accepts employment, as President, Starz.

1.2 Term. The term of this Agreement will begin February 27, 2023 (“Effective Date”) and end July 30, 2026, subject to earlier termination as provided for herein (“Term”). Employer shall notify Executive not less than 90 days prior to the end of the Term of Employer’s intention to extend the employment relationship. Any extension shall be subject to negotiation of new contractual arrangements between Executive and Employer and execution of a new employment contract. If the Term expires without a new employment contract being signed and neither Executive nor Employer notifies the other that it is terminating the employment relationship, Executive’s employment with Employer shall become at-will. Upon termination of Executive’s employment after the expiration of the Term during the at-will period, Executive shall be entitled to payments as provided under Section 4.5 below.

1.3 Duties; Reporting.

a. During the Term, Executive shall perform such services as are customarily rendered by persons in Executive’s capacity in the entertainment industry and as may be reasonably requested by Employer and other members of the Starz Group pursuant to subsection (c) below. So long as this Agreement shall continue in effect, Executive: (i) shall devote her full business time, energy and ability to the business, affairs and interests of Employer and matters related thereto; (ii) shall use Executive’s good faith efforts and promote Employer’s interests; and, (iii) shall perform the services contemplated by this Agreement in accordance with policies established by Employer, including those contained in the Employee Handbook. Executive shall not engage in any Competitive Activities during the Term of this Agreement. As long as Executive’s meaningful business time is devoted to Employer, Executive may devote a reasonable amount of time to management of personal investments and charitable, political and civic activities, so long as these activities do not conflict with Employer’s interests of otherwise interfere with performance under this Agreement.

b. Executive agrees that the Employee Handbook outlines other policies in addition to the terms set forth in this Agreement, which will apply to Executive’s employment with Employer. Executive acknowledges receipt of such Employee Handbook. Executive further acknowledges and agrees that it is Executive’s obligation to read, understand and adhere to the rules and policies set forth in such Employee Handbook. Executive also acknowledges and agrees that Employer retains the right to revise, modify or delete any such policy or any employee benefit plan it deems appropriate and in its sole discretion. Notwithstanding the foregoing, in the event any provision of the Employee Handbook conflicts with this Agreement, the provisions of this Agreement shall control.

c. During the Term, Executive shall report to the Starz CEO, currently Jeffrey Hirsch.

1.4 Location. Except for services rendered during business trips as may be reasonably necessary, Executive shall render her services under this Agreement primarily from the offices of Employer in Santa Monica, California.

1.5 No Conflicting Agreement. Executive represents and warrants to Employer that there are no agreements or arrangements, whether written or oral, in effect that would prevent Executive from rendering her services exclusively to Employer during the Term in accordance with the provisions of this Agreement.

Section 2. Compensation

2.1 Compensation. For all services rendered by Executive to Employer and other members of the Starz Group hereunder, Employer shall pay, and Executive shall accept, as full compensation, the amounts set forth in this Section 2.

2.2 Base Salary. Executive’s base salary during the Term shall be at an annual rate of $1,000,000.00, payable in accordance with Employer’s normal payroll practices in effect. Nothing in this Agreement shall limit Employer’s right to modify its payroll practices, as it deems necessary.

2.3 Annual Bonus.

a. For each fiscal year during the Term, at the full and sole discretion of Employer, Executive shall be eligible to receive an annual bonus of up to 100% of Executive’s Base Salary, based upon achievement of corporate and individual performance criteria to be determined by Employer in its sole discretion (“Annual Bonus”). The funding of the Annual Bonus is subject to and wholly dependent upon approval by the Compensation Committee (“CCLG”) of the Board of Directors (the “Board”) of Lions Gate Entertainment Corp. (“Lions Gate”). For the avoidance of doubt, Executive’s first Annual Bonus under this Agreement will be for the fiscal year beginning April 1, 2023 and ending March 31, 2024, but will be prorated to encompass the beginning of the Term. Executive understands and acknowledges that Employer does not have control over whether the CCLG approves the Annual Bonus recommended by Employer. Any and each Annual Bonus is not earned or owed until the date it is actually paid. For this reason, to be eligible to receive an Annual Bonus, Executive must be employed with Employer on the date the Annual Bonus is paid.

b. Notwithstanding the foregoing, with respect to the last fiscal year of Employer during which the Term expires (i.e., the fiscal year ending on March 31, 2026), provided Executive is still employed hereunder through December 31, 2025 and is not in uncured, material breach of this Agreement, Executive shall be entitled to receive a prorated portion of any Annual Bonus for such fiscal year to which she would otherwise be entitled based on the number of days worked out of the total number of days in such fiscal year regardless of whether she is employed by Employer on the date of payment thereof.

c. Notwithstanding anything to the contrary herein, if Executive is entitled to receive a Severance Pay Amount pursuant to Section 4.1, Executive shall be entitled to receive a prorated Bonus for such fiscal year based on the number of days worked out of the total number of days in such fiscal year.

d. Nothing in this Agreement shall be construed to guarantee the payment of any Annual Bonus to Executive.

2.4 Equity.

a. Annual Equity Awards. During the Term, Employer shall request that at the first CCLG meeting to be held following each of July 1, 2023, July 1, 2024, and July 1, 2025 (the date of each such meeting, an “Annual Award Date”) and subject to Executive’s continued employment with Employer through the applicable Annual Award Date, the CCLG grant Executive an annual equity award (each, an “Annual Equity Award”) equivalent in total value to 175% of Executive’s Base Salary in effect at the time of such grant, to be allocated as follows:

(i) An award of Lions Gate restricted share units, such award to have a value as determined under Section 2.4(b) equal to 33% of the Annual Equity Award earned during the applicable fiscal year (the “Annual Time-Based Grant”);

(ii) A non-qualified stock option to purchase Class B shares, such option to have a value as determined under Section 2.4(b) equal to 33% of the Annual Equity Award earned during the applicable fiscal year (the “Annual Time-Based Option”); and

(iii) An additional award of Lions Gate performance-based restricted share units, such award to have a value as determined under Section 2.4(b) equal to 33% of the Annual Equity Award earned during the applicable fiscal year (the “Annual Performance-Based Grant”).

b. Determination of Annual Equity Awards. Unless otherwise provided by the CCLG in approving the particular grant, the number of Class B shares subject to such Annual Equity Awards shall be determined as follows: (i) the number of Class B Shares subject to the Annual Time-Based Grant and Annual Performance-Based Grant shall be determined by dividing the applicable dollar amount for such award set forth above by the closing price (in regular trading) of a share of Lions Gate Class B Shares on the NYSE on the Annual Award Date (the “Annual Closing Price”); and (ii) the number of Class B Shares subject to each of the Annual Time-Based Option shall be determined by dividing the applicable dollar amount for such award set forth above by the per-share fair value of the option on the Annual Award Date (such per-share value to be based upon the Black – Scholes or similar valuation method and assumptions then generally used by Lions Gate in valuing its options for financial statement purposes). The exercise price per share for the Annual Time-Based Option shall be the Annual Closing Price.

c. Vesting of Annual Equity Awards. Unless otherwise provided by the CCLG in approving the particular equity award and subject to Section 2.4(e) below, such Annual Equity Awards shall vest (or be eligible to vest) as follows:

(i) each Annual Time-Based Grant and Annual Time-Based Option shall vest as to one-third of the shares subject to the applicable award on each of the first, second and third anniversaries of the applicable Annual Award Date; and

(ii) each Annual Performance-Based Grant shall be eligible to vest as to one-third of the shares subject to the applicable award on each of the first, second and third anniversaries of the applicable Annual Award Date (each, an “Annual Performance Vesting Date”). The vesting of the Annual Performance-Based Grant on each respective Annual Performance Vesting Date shall be subject to individual, divisional and Lions Gate performance (collectively, the “Performance Target”). Executive’s Performance Target for each of the 2023, 2024 and 2025 fiscal years shall be subject to the approval of the CCLG in consultation with the CEO, on each respective Annual Award Date. Determination of the vesting of the Annual Performance-Based Grant on each respective Annual Performance Vesting Date, if any, shall be made by the CCLG in consultation with the CEO. Any portion of any such award that is eligible to vest on a particular Annual Performance Vesting Date and does not vest on that date shall expire on that date with no possibility of further vesting. Notwithstanding the foregoing, the CCLG may, in its sole discretion, provide that any portion of an Annual Performance-Based Grant eligible to vest on any such Annual Performance Vesting Date that does not vest on that date may vest on any future Annual Performance Vesting Date (but in no event shall any such award vest as to more than 100% of the shares subject to such award).

d. Terms of Awards in General. Each Annual Equity Award set forth above shall be granted in accordance with the terms and conditions of the Lions Gate 2019 Performance Incentive Plan (or any successor plan thereto) (the “Plan”). For the avoidance of doubt, any shares to be issued under the Plan hereunder shall only be Class B Shares. Each of the Annual Equity Awards shall be evidenced by and subject to the terms of an award agreement in the form generally then used by Lions Gate to evidence grants of the applicable type of award under the Plan. Each Annual Equity Award is not earned or owed until the CCLG of the Lions Gate Board approves the award and it is funded. For this reason, to be eligible to receive an Annual Equity Award, Executive must be employed with Employer on the date the Annual Equity Award is funded by Lions Gate.

e. Continuance of Employment. Subject to Section 2.4(f) below, the vesting schedule in Section 2.4(c) above requires Executive’s continued employment with Employer through each applicable vesting date as a condition to the vesting of the applicable installment of the equity awards and the rights and benefits thereto. Except as expressly provided herein, Executive’s then-unvested awards will terminate on any termination of Executive’s employment with Employer, and Executive will have no further rights with respect thereto.

f. Acceleration of Equity Awards. In the event that a Change of Control (as defined in Section 9.2 below) occurs during the Term of this Agreement and on or within 6 months following such Change of Control, Executive’s employment is terminated in a Qualifying Termination, the following provision shall apply:

(i) the portions of the Annual Equity Awards (if any), that are then granted and not yet vested and scheduled to vest within the period of 12 months following the date of such termination of Executive’s employment, shall (subject to Executive’s satisfying the conditions in Section 5) immediately accelerate and become fully vested, provided, however, that any such portion shall vest only to the extent it is: (x) granted and not yet vested on Executive’s termination date; and, (y) scheduled to vest on or before the last day of the Term provided in Section 1.2 above (and any portion of each such award that is not vested, after giving effect to such acceleration provision, shall terminate on Executive’s termination date); and,

(ii) with respect to the portions of each Annual Equity Award(s) (if any) that: (A) are contemplated by Section 2.4(a) above; (B) are scheduled to be granted pursuant to Section 2.4(a) above after the date of Executive’s termination; and, (C) include one or more installments that are scheduled to vest pursuant to Section 2.4(c) on or before the last day of the Term provided in Section 1.2 above (any such vesting installment that is scheduled to vest within the period described in clause (C), an “Eligible Equity Installment”), Executive shall be entitled to a lump sum payment to be made not later than 60 days after Executive’s termination date, in an amount equal to 50% of the aggregate dollar value of all such Eligible Equity Installments, with the dollar value of each Eligible Equity Installment to be determined based on the total value of the applicable award set forth in Section 2.4(a) and the portion of such total award value that corresponds to the particular installment (i.e., as to an award with a total value of $100,000 that vests in three annual installments, the value of each such installment would be approximately $33,333). Such payment shall be made in cash, provided that the Company may, at its election, provide for Lions Gate to make such payment in the form of a number of Class B Shares determined by dividing the dollar amount of such payment by the closing price (in regular trading) of the Class B Shares on the payment date.

g. Nothing in this Agreement shall be construed to guarantee the payment of any Annual Equity Award to Executive.

2.5 Tax Withholding/Deductions. Notwithstanding anything else herein to the contrary, Employer may withhold (or cause to be withheld, as the case may be) from any amounts otherwise due or payable under or pursuant to this Agreement such federal, state and local income, employment, or other taxes as may be required to be withheld pursuant to any applicable law or regulation.

Section 3. Benefits, Vacation and Travel Expenses

3.1 Benefits. Executive will be entitled to participate in such group life, health, dental, accident, disability or hospitalization insurance plans and retirement plans (“Employer Plans”), and to receive such other benefits and perquisites, as Employer may make available to its other similarly situated employees of Employer at a level, and on terms and conditions, that are commensurate with her position and responsibilities at Employer but are no less favorable than those made available to other senior executives of Employer as a group, and in all events subject to the terms of such plans as in effect from time to time. For the sake of clarity, such Employer Plans, benefits and perquisites referenced in this Section 3.1 do not include compensation, bonus and/or severance plans.

3.2 Travel Expenses. Employer agrees that Executive is authorized to incur reasonable and appropriate expenses in the performance of her duties hereunder and in promoting the business of Employer and to be reimbursed therefore in accordance with the terms of Employer’s Travel & Entertainment Policy (as the same may be modified or amended by Employer from time to time in its sole discretion).

3.3 Vacation. Executive shall be entitled to take paid time off without reduction in salary, subject to (i) the approval of Executive’s supervisor, and (ii) the demands and requirements of Executive’s duties and responsibilities under this Agreement. Executive shall accrue no paid vacation.

Section 4. Severance Pay Benefits

4.1 Severance Pay Benefits – Generally. Subject to Section 5, if during the Term Executive’s employment is terminated in a Qualifying Termination that is not an Excluded Termination, or is terminated for a Voluntary Termination for Good Reason, Executive will be eligible for severance pay benefits in an amount equal to the greater of (a) her Base Pay for the remainder of the Term or, (b) 18 months of Base Pay (“Severance Pay Amount”).

4.2 Form and Timing of Severance Pay. Except as otherwise provided in Sections 5 and 6:

a. The Severance Pay Amount will be paid as follows:

(1) The amount of the Base Salary for the lesser of: (X) the number of days remaining in the Term, or (Y) 6 months, paid in one lump sum payment within 60 days after Executive’s termination date; and,

(2) The remaining Severance Pay Amount, if any, will be paid in installments in amounts equal to Executive’s Base Pay pursuant to Employer’s regular payroll practices, commencing with the payroll date coincident with or immediately following the 6 month anniversary of Executive’s termination date.

b. The Severance Pay Amount will be subject to all applicable tax and other withholdings, except that no withholding will be made for any 401(k) plan or for premiums for continued insurance coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”).

c. If Executive becomes re-employed by Employer or any member of the Starz Group in any category of employment before receiving the full amount of her Severance Pay Amount (other than as a consultant), the severance payments will be suspended, and Executive will not be entitled to additional severance payments under this Agreement. If Executive dies after becoming eligible for the Severance Pay Amount but before Executive receives the full amount of her Severance Pay Amount, the remaining amount of such Severance Pay Amount will be paid in one lump sum, within 60 days after Executive’s date of death, to Executive’s estate.

d. In no event will the Severance Pay Amount be considered “wages” pursuant to any State law or regulation, other than for tax purposes.

4.3 Adjustments to the Severance Pay Amount. The Severance Pay Amount shall be reduced by each of the following, provided that the aggregate reductions shall not reduce severance pay below the Release Consideration (as defined in Section 9.7 below):

a. the amount of wages or other compensation for services received by Executive from any other employer or other entity (that is not a member of the Starz Group) during the Severance Period (as defined in Section 9.8 below), but this reduction shall apply only to the installment payments (set forth in Section 4.2(a)(2) above) under the Severance Pay Amount;

b. any wages or wage replacement benefits paid or payable to Executive with respect to any applicable notice period required under the Worker Adjustment and Retraining Notification Act (WARN) or any state law with respect to notice prior to termination; and

c. to the extent permitted by law, by any debt that Executive owes Employer or any member of the Starz Group at the time the Severance Pay Amount becomes payable, provided that in no event will this provision be applied in such a way that it would violate Section 409A of the Internal Revenue Code.

4.4 Enhanced Severance Pay Amount Upon a Change in Control. If Executive experiences a Qualifying Termination within 30 days preceding or 12 months immediately following a Change in Control, in addition to the Severance Pay Amount, and subject to the adjustments in Section 4.3 and the provisions of Section 5, Executive will be entitled to the following additional severance pay benefits:

a. A lump sum payment equal to 70% of Executive’s Severance Pay Amount, which will be paid within 60 days following such termination date; and

b. Provided that Executive elects continuation coverage under COBRA, Employer will contribute the following monthly amount to the health plan maintained by Employer on the date of Executive’s Qualifying Termination (and any such successor health plan maintained by Employer): the amount that reflects the portion of the monthly premium for such coverage that, as of the date of the Qualifying Termination, is paid by Employer. Employer shall make such payments throughout the period beginning on the date of the Qualifying Termination and ending on the earliest of (A) the date that is 18 months following the date of the Qualifying Termination, or (B) the expiration of the coverage period specified under COBRA.

4.5 Severance Pay Amount For Termination After the Expiration of the Term. Subject to Section 5, if Executive experiences a Qualifying Termination after the expiration of the Term during the at-will period, if any, Executive shall be entitled to receive a severance payment equal to 12 months’ Base Salary at the rate then in effect. Such payment shall be made in cash in a lump sum as soon as practicable after (and in all events within 60 days after) the date of Executive’s “separation from service” (within the meaning of Treasury Regulation Section I.409A-1(h)) with Employer; provided, however, that if the 60-day period following Executive’s separation from service spans two calendar years, such lump sum payment shall be made within such 60-day period but in the second of the two calendar years.

Section 5. Conditions for Payment of Severance Pay Amount. Executive must meet all of the following conditions in order to be eligible to receive severance pay benefits under this Agreement:

5.1 Waiver and Release Agreement Required. To the extent permitted under applicable law, the Severance Pay Amount provided under this Agreement is conditioned upon Executive returning the signed Waiver and Release Agreement to Employer, after reasonable opportunity to review and negotiate same, by the 21st day following Executive’s termination date (or 45th day following Executive’s termination date if Executive’s termination is part of a group lay-off) or Executive’s receipt of such Waiver and Release Agreement, whichever is later, and not revoking it within 7 days following execution of the Waiver and Release Agreement (the “Release Review Period”).

5.2 Suspension of Severance Pay Upon Competitive Activities. Conditions for Executive’s receipt of the Severance Pay Amount are intended to protect the trade secrets and other business interests of the Starz Group. To the extent permitted by law and enforceable in the applicable jurisdiction, if Executive elects to engage in Competitive Activities during the Severance Period, Executive shall deliver to Employer at least 10 business days prior to commencing any such Competitive Activities a written notice advising Employer of (i) Executive’s intent to commence Competitive Activities, and (ii) the commencement date for such Competitive Activities. If Executive engages in Competitive Activities prior to the expiration of the Severance Period, Employer shall have no obligation to make any further payment of the Severance Pay Amount (except to the extent the Severance Pay Amount is at least equal to the Release Consideration that has not theretofore been paid).

5.3 Other Damages Upon Competitive Activities. In addition to the suspension of severance pay upon Executive’s engaging in Competitive Activities as provided above, and to the extent permitted by applicable law and enforceable in the applicable jurisdiction, Executive agrees that (i) Employer and its affiliates will be irreparably injured in the event of such Competitive Activities; (ii) because monetary damages will not be an adequate remedy for any such Competitive Activities, Employer and its affiliates also will be entitled to seek injunctive relief, in addition to any other remedy which they may have, in the event of such Competitive Activities; and (iii) the existence of any unrelated claims which Executive may have against Employer or any of its affiliates, whether under this Agreement or otherwise, will not be a defense to the enforcement by Employer or its affiliates of any of their rights under this paragraph. The covenants of Executive contained in this paragraph are in addition to, and not in lieu of, any obligations which Executive may have with respect to the subject matter of this paragraph, whether by contract, as a matter of law or otherwise, and such covenants and their enforceability will survive any termination of the employment of Executive for any reason and any investigation made with respect to the Competitive Activities by Employer or any of its affiliates.

5.4 Agreement to Not Solicit and to Keep Information Confidential. Executive agrees that, during her employment with Employer or any member of the Starz Group and during the Severance Period, and to the extent enforceable in the applicable jurisdiction, Executive will not:

a. solicit or divert any business or any customer from any Starz Group member or assist any person in doing so or attempting to do so, or cause or seek to cause any person to refrain from dealing or doing business with any member of the Starz Group or assist any person in doing so or attempting to do so;

b. solicit or induce, directly or indirectly, or cause or authorize others to solicit or induce, directly or indirectly, any person employed by any member of the Starz Group to leave such employment with the Starz Group member; and

c. disclose or furnish to, or use for the benefit of, any other person, firm or corporation any Confidential Information, except in the course of the proper performance of the Executive’s employment duties or to legal representatives or as required by law or court order (in which event Executive shall use reasonable good faith efforts to give prior written notice to Employer and shall cooperate with Employer in complying with such legal requirements).

(1) Nothing in this Agreement prohibits Executive from reporting an event that she reasonably and in good faith believes is a violation of law to the relevant law-enforcement agency (such as the Securities and Exchange Commission, Equal Employment Opportunity Commission, or Department of Labor), or from cooperating in an investigation conducted by such a government agency.

(2) Executive is hereby provided notice that under the 2016 Defend Trade Secrets Act (“DTSA”):

(a) no individual will be held criminally or civilly liable under federal or state trade secret law for the disclosure of a trade secret (as defined under the DTSA) that: (i) is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and made solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal so that it is not made public; and

(b) an individual who pursues a lawsuit for retaliation by an employer for reporting a suspected violation of the law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal, and does not disclose the trade secret, except as permitted by court order.

d. Notwithstanding Section 5.4(c)(1)-(2), Executive agrees that: (A) Employer and its affiliates may be irreparably injured in the event of a breach of the provisions of this Section 5.4; (B) because monetary damages will not be an adequate remedy for any such breach, Employer and its affiliates will be entitled to seek injunctive relief, in addition to any other remedy which they may have, in the event of such a breach of the provisions of this paragraph; and, (C) the existence of any unrelated claims which Executive may have against Employer or any of its affiliates, whether under this Agreement or otherwise, will not be a defense to the enforcement by Employer or its affiliates of any of their rights under this paragraph.

5.5 Transfer of Duties. Executive must reasonably cooperate with the orderly transfer of her duties as reasonably requested by Employer.

5.6 Return of Property. Executive must return all Employer and Starz Group property by a date specified by Employer; provided, however, Executive may retain her rolodex information.

5.7 Notification of Other Employment. Executive must notify Employer in writing immediately upon becoming employed by any employer in a substantially similar capacity during the Severance Period.

Section 6. Application of Code Section 409A to Severance Pay. All payments and benefits under this Agreement are intended either to be exempt from, or to comply with, the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), and this Agreement shall be interpreted and administered in a manner consistent with such intent. To the extent that Section 409A applies to any payment of severance under this Agreement, the following will apply:

6.1 Any payment that is triggered upon Executive’s termination of employment shall be paid only if such termination of employment constitutes a “separation from service” under Section 409A. References in this Agreement to “termination of employment” and similar terms shall mean a “separation from service” as determined under Section 409A. A separation from service shall be deemed to occur if it is anticipated that the level of services Executive will perform after a certain date (whether as an employee or as an independent contractor) will permanently decrease to no more than 20% of the average level of services provided by Executive in the immediately preceding 36 months (or less, as applicable).

6.2 For purposes of Section 409A, Executive’s right to receive installment payments of any severance amount shall be treated as a right to receive a series of separate and distinct payments, and each payment shall be considered, and is hereby designated as, a separate payment for purposes of Section 409A.

a. If the period of time in which a Waiver and Release Agreement shall be executed and become irrevocable as described under Section 5 straddles two calendar years, then the Severance Pay Amount will be paid in the second calendar year, regardless of when the Waiver and Release Agreement is signed.

6.3 In no event will Employer or its affiliates be liable for any additional tax, interest or penalties that may be imposed on Executive under Section 409A or any damages for failing to comply with Section 409A.

6.4 In the event that Executive is deemed on the date of termination to be a “specified employee” as defined in Section 409A, then with regard to any payment that is subject to Section 409A, and that becomes payable by reason of Executive’s termination of employment, such payment shall be delayed until the earlier of (A) the first business day of the seventh calendar month following such termination of employment, or (B) Executive’s death. Any payments delayed by reason of the prior sentence shall be paid in a single lump sum, without interest thereon, on the date indicated by the previous sentence and any remaining payments due under this Agreement shall be paid as otherwise provided herein.

6.5 Employer may, without Executive’s consent, amend any provision of this Agreement to the extent that, in the reasonable judgment of Employer, such amendment is necessary or advisable to avoid the imposition on Executive of any tax, interest or penalties pursuant to Section 409A.

Section 7. Miscellaneous

7.1 Amendment and Termination of Agreement. Subject to Section 6.5 above, this Agreement may be amended only by written action signed by Executive and Employer; provided, however, that Employer may assign this Agreement to any member of the Starz Group, or any successor to any member of the Starz Group, without the consent of Executive. Executive’s employment by Employer is subject to termination by Employer at any time, with or without advance notice or cause, and for any reason or no reason, subject to all payment and any and all other obligations of Employer hereunder.

7.2 Ineligibility for Other Severance Plans. Executive acknowledges and agrees that she is not eligible to participate in, or to receive any benefits under, the Starz Severance Plan for Employees, the Starz Severance Plan for Executives, any successor plan to such plans, or any other contract or arrangement providing severance benefits. Therefore, any now existing contract or severance arrangement between Executive and Employer is deemed null and void as of the Effective Date of this Agreement, and only the severance provisions contained in this Agreement shall apply.

7.3 Construction. The laws of the State of California will apply and any action brought under this Agreement shall be brought in the State of California.

7.4 Return of Amounts Paid in Error. Upon a determination by Employer that amounts have been paid under this Agreement to Executive or other individual on behalf of Executive in error, or amounts have been paid to any individual on behalf of Executive not entitled to payment under the terms of this Agreement, Executive or such other individual receiving such incorrect payments will repay such amounts to Employer immediately upon written notice of such error, and Employer will have the right to pursue such repayment to the fullest extent of the law.

7.5 Severability Provisions. If any provision of this Agreement, or the application of such provision to any person or in any circumstance, is found by a court of competent jurisdiction to be unenforceable for any reason, such provision may be modified or severed from this Agreement to the extent necessary to make such provision unenforceable against such person or in such circumstance. Neither the unenforceability of such provision nor the modification or severance of such provision will affect (i) the enforceability of any other provision of this Agreement or (ii) the enforceability of such provision against any person or in any circumstance other than those against or in which such provision is found to be unenforceable.

7.6 Notice. Any notice required herein shall be in writing and shall be deemed to have been duly given when delivered by hand, received via electronic mail or on the depositing of said notice in any U.S. Postal Service mail receptacle with postage prepaid, addressed to Employer at 1647 Stewart Street, Santa Monica, CA 90404, Attn: Executive Vice President and General Counsel, and to Executive at the same address set forth above, with a copy to Del Shaw Moonves Tanaka Finkelstein Lezcano Bobb & Dang, 2029 Century Park East, Suite 1750, Los Angeles, CA 90067, Attn.: Abel M. Lezcano and Oscar E. Ramirez and such other address as either party may have furnished to the other in writing in accordance herewith.

7.7 Indemnification. Except with respect to claims resulting from Executive’s willful misconduct or acts outside the scope of her employment hereunder, Executive shall be defended, indemnified and held harmless by Employer in respect of all claims arising from or in connection with her position or services as an employee of Employer to the maximum extent permitted in accordance with LG’s Articles of Incorporation, Bylaws, Board Resolutions and under applicable California and British Columbia law (including without limitation and as applicable, attorney’s fees), and shall be covered by Employer’s applicable directors and officers insurance policy.

Section 8. Arbitration

8.1 Application of Section. Other than any action to seek to obtain injunctive relief relating to the matters set forth in Section 5 of this Agreement, if any controversy, claim or dispute arises out of or in any way relates to this Agreement, the alleged breach thereof, Executive’s employment with Employer or termination therefrom, including, without limitation, any and all claims for employment discrimination or harassment, retaliation, civil tort and any other employment laws, excepting only claims that may not, by statute, be arbitrated, both Executive and Employer (and its members, managers, officers, employees or agents) agree to submit any such dispute exclusively to binding arbitration. Submission of disputes to binding arbitration shall be subsequent to and in accordance with timely exhaustion of administrative remedies required by law. Both Executive and Employer acknowledge that they are relinquishing their right to a jury trial in civil court. Executive and Employer agree that arbitration is the exclusive remedy for all disputes arising out of or related to Executive’s employment with Employer.

8.2 Arbitration. The arbitration shall be subject to the Federal Arbitration Act and shall be administered by JAMS in accordance with the Employment Arbitration Rules & Procedures of JAMS then in effect and subject to JAMS Policy on Employment Arbitration Minimum Standards, except as otherwise provided in this Agreement. Arbitration shall be commenced and heard in the Los Angeles, California metropolitan area. Only one arbitrator shall preside over the proceedings, who shall be selected by agreement of the parties from a list of five or more qualified arbitrators provided by the arbitration tribunal, or if the parties are unable to agree on an arbitrator within ten business days following receipt of such list, the arbitration tribunal shall select the arbitrator. The arbitrator shall apply the substantive law (and the law of remedies, if applicable) of the state wherein Executive worked at the time of her termination, as applicable to the claim(s) asserted. In any arbitration, the burden of proof shall be allocated as provided by applicable law. The arbitrator shall have the authority to award any and all legal and equitable relief authorized by the law applicable to the claim(s) being asserted in the arbitration, as if the claim(s)

were brought in a federal or state court of law. Either party may bring an action in court to compel arbitration under this Agreement and to enforce an arbitration award. Discovery, such as depositions or document requests, shall be available to Employer and Executive as though the dispute were pending in federal court. The arbitrator shall have the ability to rule on pre-hearing motions as though the matter were in a federal court, including the ability to rule on a motion for summary judgment.

8.3 Fees. If permitted by applicable law, the fees of the arbitrator and any other fees for the administration of the arbitration that would not normally be incurred if the action were brought in a court of law (e.g., filing fees, room rental fees, etc.) shall be shared equally by the parties. If the foregoing is not permitted by applicable law, the fees of the arbitrator and any other fees for the administration of the arbitration that would not normally be incurred if the action were brought in a court of law (e.g., filing fees, room rental fees, etc.) shall be paid by Employer, provided that Executive shall be required to pay the amount of filing fees equal to that which Executive would be required to pay to file an action in California state court. Each party shall pay its own attorneys’ fees and other costs incurred in connection with the arbitration, except that the prevailing party may be entitled to recover its reasonable outside attorneys’ fees as determined by the arbitrator. The arbitrator must provide a written decision that is subject to limited judicial review consistent with applicable law. If any part of this arbitration provision is deemed to be unenforceable by an arbitrator or a court of law, that part may be severed or reformed so as to make the balance of this arbitration provision enforceable.

Section 9. Definitions

9.1 “Base Pay” means Executive’s weekly base pay in effect for the payroll period during which Executive’s employment is terminated. Overtime, bonuses, commissions, piece rate, incentive pay and any taxable or nontaxable fringe benefits or payments are not included in the calculation of Base Pay.

9.2 “Change in Control” means:

a. if any person, other than (A) any person who holds or controls entities that, in the aggregate (including the holdings of such person), hold or control thirty-three percent (33%) or more of the outstanding shares of Lions Gate on the date of execution of this Agreement by each party hereto (collectively, a “Thirty-Three Percent Holder”) or (B) a trustee or other fiduciary holding securities of Lions Gate under an employee benefit plan of Lions Gate, becomes the beneficial owner, directly or indirectly, of securities of Lions Gate representing thirty-three percent (33%) or more of the outstanding shares as a result of one or more related transactions in the context of a merger, consolidation, sale or other disposition of equity interests or assets of Lions Gate, excluding any transactions or series of transactions involving a sale or other disposition of securities of Lions Gate by a Thirty-Three Percent Holder;

b. if, as a result of one or more related transactions in the context of a merger, consolidation, sale or other disposition of equity interests or assets of Lions Gate, there is a sale or disposition of thirty-three percent (33%) or more of Lions Gate’s assets (or consummation of any transaction, or series of related transactions, having similar effect);

c. if, as a result of one or more related transactions in the context of a merger, consolidation, sale or other disposition of equity interests or assets of Lions Gate, there occurs a change or series of changes in the composition of the Board as a result of which half or less than half of the directors are incumbent directors;

d. if, as a result of one or more related transactions in the context of a merger, consolidation, sale or other disposition of equity interests or assets of Lions Gate (excluding any sale or other disposition of securities of Lions Gate by a Thirty-Three Percent Holder in a single transaction or a series of transactions), a shareholder or group of shareholders acting in concert, other than a Thirty-Three Percent Holder in a single transaction or a series of transactions, obtain control of thirty-three percent (33%) or more of the outstanding shares of Lions Gate;

e. if, as a result of one or more related transactions in the context of a merger, consolidation, sale or other disposition of equity interests or assets of Lions Gate, a shareholder or group of shareholders acting in concert obtain control of at least half of the Board, excluding any transactions or series of transactions involving a sale or other disposition of securities of Lions Gate by a Thirty-Three Percent Holder;

f. if there is a dissolution or liquidation of Lions Gate; or

g. if there is any transaction or series of related transactions that has the substantial effect of any one or more of the foregoing, excluding any transaction or series of transactions involving a Thirty-Three Percent Holder.

9.3 “Competitive Activities” occur when Executive, during her employment with Employer or any member of the Starz Group and during the Severance Period, directly, as principal or agent, or in any other capacity, owns, manages, operates, participates in, or is employed by (including, but not limited to, service as a freelance employee or freelance contractor, an independent contractor, or consultant), any party that directly competes with the business of any member of the Starz Group (which may include, but is not limited to, program providers such as HBO, Showtime, Amazon, Epix and Netflix, and program distributors such as DirecTV, Comcast, AT&T, Hulu, and any virtual multi-video programming distributor) including, without limitation, the business of Starz LLC, Starz Media Group LLC, or any successor in interest to or affiliate of any of the above mentioned entities. Nothing contained herein shall be construed as denying Executive the right to own securities of any such entity, so long as such securities are listed on a national securities exchange or quoted on the Nasdaq Stock Market, but in any event no more than an aggregate of 5% of the outstanding shares of such securities.

9.4 “Confidential Information” means any and all non-public information of which any member of the Starz Group takes reasonable steps to protect the confidentiality of and that affects or relates to the business of the Starz Group, including, without limitation: (i) financial data, customer lists and data, licensing arrangements, business strategies, pricing information, product development, intellectual, artistic, literary, dramatic or musical rights, works, or other materials of any kind or nature (whether or not entitled to protection under applicable copyright laws, or reduced to or embodied in any medium or tangible form), including, without limitation, all copyrights, patents, trademarks, service marks, trade secrets, contract rights, titles, themes, stories, treatments, ideas, concepts, technologies, art work, logos, hardware, and software; (ii) such information as may be embodied in any and all computer programs, tapes, diskettes, disks, mailing lists, lists of actual or prospective customers and/or suppliers, notebooks, documents, memoranda, reports, files, correspondence, charts and lists; and (iii) all other written, printed or otherwise recorded material of any kind whatsoever and any other information, whether or not reduced to writing, including “know-how,” ideas, concepts, research, processes, and plans. “Confidential Information” does not include information relating to Executive’s working conditions or wages (which information may be used by Executive for purposes for securing subsequent employment), information that is in the public domain, information that is generally known in the trade, or information that Executive can prove she acquired wholly independently of her employment with Employer.

9.5 “Excluded Termination” means:

a. Executive’s employment is terminated because of resignation (other than a Voluntary Termination for Good Reason that is a Qualifying Termination), retirement, death or disability;

b. Executive’s employment is terminated because of Executive’s gross misconduct or poor performance, including but not limited to, insubordination, dishonesty, incompetence and/or moral turpitude;

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Prior to terminating Executive’s employment pursuant to this Section 9.5(b), Employer shall provide Executive with written notice of the grounds for the proposed termination. If the grounds for termination are capable of cure, Executive shall have 15 business days after receiving such notice in which to cure such grounds to the extent such cure is possible,

c. Executive’s employment is terminated because of (i) Executive’s conviction for the commission of an act or acts constituting a felony under the laws of the United States or any State or subdivision thereof, or (ii) upon Executive’s commission of any act of embezzlement, gross negligence or gross malfeasance;

d. prior to the termination of employment date, Executive is offered employment with the Starz Group or any member thereof, any member of the Starz Group, any joint venture in which any member of the Starz Group is involved, any company affiliated with any member of the Starz Group in a joint venture, any purchaser of any business, division, interest or assets of any member of the Starz Group (including any entity involved in a trade of a business or a trade of assets with a Starz Group member) or any entity which is or will be spun off from any member of the Starz Group, if the offer for employment is at a location that is within 30 miles of the office where Executive was employed as of such date, the offered base wage for such employment is not lower than Executive’s then current base wage rate (which excludes overtime, bonuses, commissions, incentive pay and taxable and nontaxable fringe benefits), and the value of the offered annual compensation amount (base salary, bonuses and equity) is not lower than Executive’s then current annual overall compensation amount hereunder, unless such termination constitutes a Voluntary Termination for Good Reason that is a Qualifying Termination;

e. Executive fails to return to work after any leave of absence;

f. Executive voluntarily terminates her employment prior to the termination of employment date set forth in any notice of layoff, reduction in force, job elimination or restructuring, unless such termination constitutes a Voluntary Termination for Good Reason that is a Qualifying Termination.

9.6 “Qualifying Termination” means:

a. An involuntary termination of employment that is not an Excluded Termination; or

b. Solely within the 30 days preceding or the 12 months immediately following a Change in Control, a Voluntary Termination for Good Reason.

9.7 “Release Consideration” means the amount of the Severance Pay Amount that is equal to one-twelfth of Executive’s Base Pay in effect at the time of termination, which amount shall constitute consideration for Executive’s delivery of the Waiver and Release Agreement.

9.8 “Severance Period” means the period over which severance payments are made as provided in Section 4.1.

9.9 “Starz Group” means Starz, a Delaware LLC (and any successor thereto) and its (or its successor’s) direct and indirect parents, subsidiaries and affiliates (defined for this purpose as any entity which is more than 50% owned by Starz or its successor) as of the date of determination, including Employer.

9.10 “Voluntary Termination for Good Reason” means Executive’s termination of her employment with Employer upon the occurrence of any of the following events without the prior consent of Executive:

a. a significant reduction in Executive’s then current Base Salary if such reduction in compensation does not occur in combination with a reduction in compensation for other similarly situated employees;

b. a significant reduction in Executive’s title or duties or the assignment to Executive of duties that are inconsistent with Executive’s position with Employer;

c. a reduction in Executive’s reporting relationship to someone other than CEO unless such change in reporting relationship occurs in connection with a Change in Control or similar M&A transaction; or

d. the relocation of Executive’s primary place of employment to a location that is more than 50 miles from Executive’s primary place of employment as of Executive’s termination date.

A Voluntary Termination for Good Reason shall not be effective unless all of the following provisions shall have been complied with: (A) Executive shall give Employer a written notice of Executive’s intention to effect a Voluntary Termination for Good Reason, such notice to state in detail the particular circumstances that constitute the grounds on which the proposed Voluntary Termination for Good Reason is based and to be given no later than 90 days after the initial occurrence of such circumstances; (B) Employer shall have 30 days after receiving such notice in which to cure such grounds; and (C) if Employer fails, within such 30-day period, to cure such grounds to Executive’s reasonable satisfaction, Executive terminates her employment hereunder within 30 days following the last day of such 30-day period. If Employer timely cures such grounds in accordance with the preceding sentence, Executive shall not be entitled to terminate her employment pursuant to a Voluntary Termination for Good Reason based on such grounds.

9.11 “Waiver and Release Agreement” means the written agreement under which Executive agrees to release Employer and all others associated or affiliated with Employer from all legal claims associated with Executive’s employment by Employer and to keep Starz Group information confidential and to not disparage any member of the Starz Group or any related person, such agreement to be in a form acceptable to, and provided by, Employer.

IN WITNESS WHEREOF, Employer and Executive have signed this Employment Agreement to be effective on the Effective Date.

EMPLOYER: STARZ ENTERTAINMENT, LLC

By:	/s/ Jamila Daniel
Title:	Chief Diversity Officer & SVP, HR
Date:	March 10, 2023

EXECUTIVE:

Signature:	/s/ Alison Hoffman
Title:	President, Starz
Date:	March 10, 2023